Brockton Capital Corp.__________

750 West Pender Street #604

Vancouver, British Columbia, Canada  V6C 2T7

Telephone: (604) 689-0188

Facsimile:   (604) 689-9773

e-mail:        khanson@amisanohanson.com

August 25, 2006

Tia L. Jenkins

US Securities and Exchange Commission

Office of Emerging Growth Companies

100 F. Street North East

Washington, D.C.  20549

RE: Form 20-F Annual Report for Fiscal 2005 Ended 4/30/2005

    Brockton Capital Corp.; SEC file # 0-49760

Dear Ms. Jenkins:

You are being sent by US Mail: one yellow-highlighted copy of the Company’s Fiscal 2005 Form 20-F Annual Report Amendment #1 illustrating the changes, cross-referenced to comment number, for your use.

The actual Form 20-F Annual Report Amendment #1 will be filed via EDGAR.

Below is a “response to comment” table outlining the Company’s response to each comment, cross-referenced to Form 20-F text page numbers.

Response to SEC Letter dated 8/17/2006:

Comment  Page  Response

      1    29  The Company proposes to delete extraneous and misleading verbage in ITEM #15.  The new disclosure will read thusly:

At the end of Fiscal year ended 4/30/2005 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure that information the Company is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended April 30, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Comment  Page  Response

      2        We have discussed this with our auditor and they have indicated that the proposed added sentence is not part of the standard Canadian auditors report.  In fact, AuG 21 of the Canadian Institute of Chartered Accountants Handbook specifically states in paragraph 6(c) that the SEC has accepted the Canadian style auditors' reports with additional comments attached, provided that the information and assurance conveyed is essentially the same as that contained in the U.S. style report (ie. PCAOB version).  The auditor believes that they are essentially the same.  We also note that we reviewed a few Form 20-F’s with Canadian audit reports on the SEC website they were consistent with the audit report attached to our financial statements.

      3      The Company believes that the rights were not impaired at April 30, 2005, the end of Fiscal 2005 for the following reasons:

a.  The Company had only recently acquired the rights (Fiscal 2005) and felt it would be unreasonable to consider them impaired after less than one year after acquisitions, given the Company’s marketing start-up issues.  At the end of Fiscal 2005, the Company was still pursuing various financing strategies to fund a marketing program.

b.  Cyberhand, the licensor, had plans for sales of these units and the new products coming on board.  These plans were consistent with previous business plans.  The one factor that had changed was that Cyberhand was bringing other products online so that full marketing was put on hold until the other product offerings were available for the retail market.

c.  Cyberhand had indicated that they had large channel distribution partners in the United States and in China (as per some of Cyberhand's press releases).  Other global sales were to be facilitated through distribution agreements in specific countries.  We anticipated that Brockton would be able to benefit from Cyberhand's relationships with retail chains that also have a presence in Canada.

d.  The technology on the products was continually being upgraded without having to alter the actual units (e.g.; as new products that could use our units are sold into the market, Cyberhand created new software to meet these changing parameters).  The new products were leading edge.

e.  The expected product life: existing products - 18 months; new products  - 36-to-48 months.   Cyberhand was in the process of revising its marketing plans on a corporate basis, based on initial feedback from its new products.

f.  At the end of Fiscal 2005, the Company was not yet at a stage where it was prudent to update its marketing plans, which was anticipated to occur sometime over the following three months.

g.  It was anticipated that Brockton would be able to piggy back on existing Cyberhand relationships to satisfy its obligations under the distribution contract.

Comment  Page  Response

      4         Exhibits 12.1 and 12.2 have been revised to comply with the addition of the following for paragraph 4(c) and the movement of the existing paragraph 4(c) to 4(d).

c)  Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)  disclosed in this report any change in the company's  internal control over  financial  reporting  that  occurred  during the period  covered by the  annual  report  that  has  materially affected,  or is reasonably likely to materially  affect,  the company's internal control over financial reporting.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Thank you.

Sincerely,

BROCKTON CAPITAL CORP.

“Kevin Hanson”

Kevin R. Hanson

President, Chief Executive Officer and Director

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